UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ProQR Therapeutics N.V.

(Name of Issuer)

Ordinary shares, €0.04 nominal value per share

(Title of Class of Securities)

N71542109

(CUSIP Number)

September 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JDG B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,646,285
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,646,285
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,646,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This percentage is calculated based on 25,305,249 ordinary shares of the Issuer outstanding as of as of July 3, 2017 according to the Report of Foreign Issuer on Form 6-K filed by the Issuer on August 16, 2017, and gives effect to the issuance by the Issuer of 1,200,000 shares on July 3, 2017 to investors in its registered direct offering.

Item 1(a).	Name of Issuer:

ProQR Therapeutics N.V. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Item 2(a).	Names of Persons Filing:

The name of the person filing this report (the “Reporting Person”) is JDG B.V., a private limited company under Dutch law.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is the Netherlands.

Item 2(d).	Title of Class of Securities:

Ordinary shares, €0.04 nominal value per share.

Item 2(e).	CUSIP Number:

N71542109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage reported herein is based on 25,305,249 outstanding ordinary shares as of July 3, 2017, according to the Report of Foreign Issuer on Form 6-K filed by the Issuer on August 16, 2017, and gives effect to the issuance by the Issuer of 1,200,000 shares on July 3, 2017 to investors in its registered direct offering.

The Reporting Person was created as a tax planning vehicle and is owned by three holders, Jeroen Voskamp, Daniel de Boer and Gerard Platenburg, in the following proportions, 26.5%, 38.2% and 35.3%, respectively, representing their respective contributions of ordinary shares of the Issuer in the amounts of 700,000 shares, 1,012,028 shares and 934,257 shares, respectively. None of Messrs. Voskamp, de Boer or Platenburg controls the Reporting Person, and each of Messrs. Voskamp, de Boer or Platenburg have the right to direct voting and dispositive decisions solely with respect to their respective contributed shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2017

JDG B.V.

By:	/s/ Daniel de Boer
	Name:	Daniel de Boer
	Title:	Authorized Signatory